On September 12, 2001, by action of the Board of Directors, the second sentence of Section 2.14(a)(ii) of the Company's By-laws was amended to provide as follows:

                    To be timely, a shareholder's notice shall be received by the Secretary of the corporation at the principal office of the corporation not less than 60 days nor more than 90 days prior to the last Thursday in the month of April; provided, however, that in the event that the date of the Annual Meeting is advanced by more than 30 days or delayed by more than 250 days from the last Thursday in the month of April, notice by the shareholder to be timely must be so received not earlier than the 90th day prior to the date of such Annual Meeting and not later than the close of business on the later of (x) the 60th day prior to such Annual Meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made.